SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) and
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             Hawaiian Airlines, Inc.


                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   419849-104

                                 (CUSIP Number)

                               Corporate Secretary
                              Aloha Airgroup, Inc.
                              Two Waterfront Plaza
                                    Suite 500
                             500 Ala Moana Boulevard
                               Honolulu, HI 96813
                                 (808) 539-5945

                                 With a copy to:

                              Brice T. Voran, Esq.
                               Shearman & Sterling
                               Commerce Court West
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L 1E8
                                 (416) 360-8484

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 19, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                (1 of 11 Pages)

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Aloha Airgroup, Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)  |_|

                                                                   (B)  |X|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              Not applicable
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Hawaii
--------------------------------------------------------------------------------
      NUMBER            7       SOLE VOTING POWER
    OF SHARES                   -0-
--------------------------------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   -18,181,818-
--------------------------------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
      PERSON                    -0-
--------------------------------------------------------------------------------
       WITH            10       SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -18,181,818-
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*          |X|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              53.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                (2 OF 11 Pages)

Item 1.           Security and Issuer.

                  This statement (this "Statement") on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Hawaiian Airlines, Inc. (the "Issuer").

                  The principal executive offices of the Issuer are located at 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819.

Item 2.           Identity and Background.

                  The name of the person filing this statement is Aloha Airgroup, Inc. ("Aloha"). Aloha is a holding corporation which owns all of the shares of Aloha Airlines, Inc. and Aloha IslandAir, Inc. Aloha was organized in the State of Hawaii. The address of its principal office and business is Two Waterfront Plaza, Suite 500, 500 Ala Moana Boulevard, Honolulu, Hawaii, 96813.

                  The following persons are the executive officers and directors of Aloha (collectively, the "Executive Officers and Directors").

Name:                               Glenn R. Zander
Business Address:                   Aloha Airgroup, Inc.
                                    P.O. Box 30028
                                    Honolulu, HI 96820
Present Principal Occupation:       Executive, Air Transportation
Citizenship:                        U.S.A.

Name:                               Brenda F. Cutwright
Business Address:                   Aloha Airgroup, Inc.
                                    P.O. Box 30028
                                    Honolulu, HI 96820
Present Principal Occupation:       Executive, Air Transportation
Citizenship:                        U.S.A.

Name:                               David A. Heenan
Business Address:                   Campbell Estate
                                    900 Fort St. Mall, #1420
                                    Honolulu, HI 96816
Present Principal Occupation:       Trustee, The Estate of James Campbell
Citizenship:                        U.S.A.

Name:                               Stuart T. K. Ho
Business Address:                   Capital Investment of Hawaii
                                    P.O. Box 2668
                                    Honolulu, HI 96803
Present Principal Occupation:       Businessman

                                (3 of 11 Pages)

Name:                               Warren K. K. Luke
Business Address:                   Hawaii National Bank
                                    45 N. King St.
                                    Honolulu, HI 96817
Present Principal Occupation:       Chairman and CEO, Hawaii National Bank
Citizenship:                        U.S.A.

Name:                               Han H. Ching
Business Address:                   Aloha Airlines, Inc.
                                    P.O. Box 30028
                                    Honolulu, HI 96820
Present Principal Occupation:       Executive, Aloha Airlines, Inc.
Citizenship:                        U.S.A.

Name:                               Han P. Ching
Business Address:                   841 Bishop St.
                                    Suite 940
                                    Honolulu, HI 96813
Present Principal Occupation:       Attorney, Diamond Head Memorial Park
Citizenship:                        U.S.A.

Name:                               Eldon Ming-te Ching
Business Address:                   AL, Inc., doing business as The Paperie
                                    4211 Waialae Avenue
                                    Honolulu, HI 96816
Present Principal Occupation:       Retail Sales, The Paperie
Citizenship:                        U.S.A.


Name:                               Richard K. Ing
Business Address                    Sheridan Ing Partners Hawaii
                                    Real Estate Investments
                                    841 Bishop St. #860
                                    Honolulu, HI 96813
Present Principal Occupation:       Real Estate Investments, Sheridan Ing
                                    Partners Hawaii
Citizenship:                        U.S.A.

Name:                               Louise K.Y. Ing
Business Address:                   Alston Hunt Floyd & Ing
                                    P.O. Box 2281
                                    Honolulu, HI 96804-2281
Present Principal Occupation:       Attorney, Alston Hunt Floyd & Ing
Citizenship:                        U.S.A.

                                (4 of 11 Pages)

                  The following persons collectively may be deemed to control Aloha (collectively, the "Controlling Persons"). Other than an agreement to vote their shares of Aloha (the "Shareholder Voting Agreement") to approve the transactions contemplated in the Merger Agreement described in Item 4, the following persons have no agreements to take any other actions collectively.

Name:                               Aloha Securities & Investment Company,
                                    a Hawaii limited partnership
Place of Organization:              Hawaii
Principal Business:                 Land holdings and investments
Address of Principal Business
and Office:                         841 Bishop St., Suite 940
                                    Honolulu, HI  96813

Name: Han P. Ching, in his personal capacity and in his capacity as Trustee of certain family trusts. (See above for additional information)

Name: Han H. Ching, in his personal capacity and in his capacity as Trustee of certain family trusts and in his capacity as Custodian for Randall K. H. Ching, Shelli M.L. Ching and Laura M.C. Ching. (See above for additional information)

Name:                               Meredith J. Ching
Business Address:                   Alexander & Baldwin, Inc.
                                    822 Bishop St.
                                    Honolulu, HI  96813
Present Principal Occupation:       Corporate Executive, Ocean Shipping, Real
                                    Estate, and Food Products
Citizenship:                        U.S.A.

Name:                               Randall K. H. Ching
Business Address:                   2145 Hamilton Ave.
                                    San Jose, CA  95125
Present Principal Occupation:       Director of U.S. Operations, eBay Inc.
Citizenship:                        U.S.A.


Name:                               Shelli M. L. Ching
Business Address:                   Howard Rice Nemerovski Canady Falk & Rabkin,
                                      A Professional Corporation
                                    Three Embarcadero Center
                                    7th Floor
                                    San Francisco, CA  94111
Present Principal Occupation:       Attorney, Howard Rice Nemerovski Canady Falk
                                    & Rabkin
Citizenship:                        U.S.A.

                                (5 of 11 Pages)

Name:                               Laura M.C. Ching
Business Address:                   Walmart.com
                                    7000 Marina Blvd.
                                    Brisbane, CA  94005
Present Principal Occupation:       Marketing Manager, Internet Commerce
Citizenship:                        U.S.A.

Name:                               Barbara T. Ching, in her personal capacity
                                    and in her capacity as Custodian for Randall
                                    K. H. Ching, Shelli M. L. Ching and Laura M.
                                    C. Ching.
Residence Address:                  623 Paikau St.
                                    Honolulu, HI
Present Principal Occupation:       Housewife
Citizenship:                        U.S.A.

Name:                               Earl Ming-to Ching, in his capacity as
                                    Trustee of certain family trusts.
Business Address:                   Char Sakamoto Ishii Lum & Ching
                                    841 Bishop St., #850
                                    Honolulu, HI  96813
Present Principal Occupation:       Attorney, Char Sakamoto Ishii Lum & Ching
Citizenship:                        U.S.A.

Name: Eldon Ming-te Ching, in his capacity as Trustee of certain family trusts. (See above for additional information)

Name:                               Edric Ming-kai Ching, in his capacity as
                                    Trustee of certain family trusts.
Business Address:                   999 Bishop Street, 23rd Floor
                                    Honolulu, HI  96813
Present Principal Occupation:       Attorney
Citizenship:                        U.S.A.

Name: Louise K. Y. Ing, in her capacity as Trustee of certain family trusts. (See above for additional information)

Name:                               First Hawaiian Bank, in its capacity as
                                    Trustee of the Marital Trust created
                                    pursuant to the Sheridan C. F. Ing Self
                                    Trusteed Trust dated May 21, 1987, Sheridan
                                    C. F. Ing, Settlor, as amended and the
                                    Family Trust created pursuant to the
                                    Sheridan C. F. Ing Self Trusteed Trust dated
                                    May 21, 1987, Sheridan C. F. Ing, Settlor,
                                    as amended.
State of Incorporation              Hawaii

                                (6 of 11 Pages)

Principal Business:                 Commercial and retail banking, trust
                                    services and investments
Address of Principal Business and
Office:                             999 Bishop Street, Honolulu, HI 96813   USA

                  Aloha, the Executive Officers and Directors and the Controlling Persons are collectively referred to herein as the "Information Providing Persons".

                  During the last five years, none of the Information Providing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, none of the Information Providing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not Applicable.

Item 4.           Purpose of Transaction.

                  On December 19, 2001, TurnWorks, TurnWorks Acquisition III, Inc., the Issuer and Aloha entered into an Agreement and Plan of Merger (the "Merger Agreement"), and TurnWorks, Aloha and Airline Investors Partnership, L.P., a Delaware limited partnership ("AIP") which, as of such date owned 18,181,818 shares (the "AIP Shares") of Common Stock, entered into a Voting Agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, AIP has agreed to vote to approve the Merger Agreement and the transactions contemplated thereby at a meeting of the stockholders of the Issuer. Because Aloha is the beneficiary of this Voting Agreement, it may be deemed to be the beneficial owner of the AIP Shares; however, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Aloha disclaims, on behalf of itself, beneficial ownership of such AIP Shares.

Item 5.           Interest in Securities of the Issuer.

                  (a) See Item 11 and Item 13 on the Cover Sheet.

                  (b) See Item 7, Item 8, Item 9 and Item 10 on the Cover Sheet.

                  (c) None of the Information Providing Persons has effected any transactions in the Common Stock during the past 60 days.

                  (d) As described above in the response to Item 4 above, AIP beneficially owns the AIP shares and thus has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the AIP Shares.

                  (e) Not Applicable.

                                (7 of 11 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  See the response to Item 4 above.

Item 7.           Material to be Filed as Exhibits.

                  The Merger Agreement and the Voting Agreement described in the response to Item 4 above and the Shareholder Voting Agreement described in the response to Item 2 above are filed as exhibits to this Statement.

                                (8 of 11 Pages)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 31, 2001

                                              ALOHA AIRGROUP, INC.



                                              By:      /s/ Brenda F. Cutwright
                                                       -------------------------
                                              Name:    Brenda F. Cutwright
                                              Title:   Executive Vice President
                                                       Chief Financial Officer &
                                                       Treasurer



                                              By:      /s/ Owen Sekimura
                                                       -------------------------
                                              Name:    Owen Sekimura
                                              Title:   Vice President Finance,
                                                       Controller and
                                                       Assistant Treasurer

                                (9 of 11 Pages)

                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                  Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                                  EXHIBIT INDEX

EXHIBIT NUMBER                             DESCRIPTION

       1 Agreement and Plan of Merger, dated as of December 19, 2001, among Aloha Airgroup, Inc., a Hawaii corporation, Hawaiian Airlines, Inc., a Hawaii corporation, TurnWorks Acquisition III, Inc., a wholly-owned subsidiary of TurnWorks, Inc. and a Delaware corporation, and TurnWorks, Inc., the sole stockholder of TurnWorks, Inc. and a Texas corporation.

       2 Voting Agreement, dated as of December 19, 2001, among Airline Investors Partnership, L.P., a Delaware limited partnership, Aloha Airgroup, Inc., a Hawaii corporation and TurnWorks Acquisition III, Inc., a Delaware corporation to be renamed Aloha Holdings, Inc.

       3 Voting Agreement, dated as of December 19, among Aloha Securities & Investment Company, Han P. Ching, in his personal capacity and in his capacity as Trustee of certain family trusts, Han H. Ching, in his personal capacity and in his capacity as Trustee of certain family trusts and in his capacity as Custodian for Randall K. H. Ching, Shelli M. L. Ching and Laura M. C. Ching, Meredith J. Ching, Barbara T. Ching in her personal capacity and in her capacity as Custodian for Randall K. H. Ching, Shelli M. C. Ching and Laura M. C. Ching, Earl Ming-to Ching, in his capacity as Trustee of certain family trusts, Eldon Ming-te Ching, in his capacity as Trustee of certain family trusts, Edric Ming-kai Ching, in his capacity as Trustee of certain family trusts, Louise K. Y. Ing, in her capacity as Trustee of certain family trusts, First Hawaiian Bank in its capacity as Trustee of the Marital Trust created pursuant to the Sheridan C. F. Ing Self Trusteed Trust dated May 21, 1987, Sheridan C. F. Ing, Settlor, as amended and the Family Trust created pursuant to the Sheridan C. F. Ing Self Trusteed Trust dated May 21, 1987, Sheridan C. F. Ing, Settlor, as amended,

                                (10 of 11 Pages)

                         Hawaiian Airlines, Inc., a Hawaii corporation and TurnWorks Acquisition III, Inc., a Delaware corporation to be renamed Aloha Holdings, Inc.

                                (11 of 11 Pages)